                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                 CHESTER BANCORP
                                (Name of Issuer)

                              Chester Bancorp, Inc.
                      (Name of Person(s) filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    164903106
                      (CUSIP Number of Class of Securities)

                                Michael W. Welge
                Chairman, President, and Chief Financial Officer

                              Chester Bancorp, Inc.
                                112 State Street
                             Chester, Illinois 62233

                                 (618) 826-5038
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and

                Communications on Behalf of the Filing Person(s))

                                    Copy to:

                               John M. Welge, Esq.
                                 Bryan Cave LLP
                       One Metropolitan Square, Suite 3600
                            St. Louis, Missouri 63102
                                  (314)259-2000
                               Fax: (314)259-2020

This statement is filed in connection with:

         a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b) [ ] The filing of a registration Statement under the Securities Act of 1933.

         c) [X] A tender offer.

         d) [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

              Transaction Valuation*                                        Amount of Filing Fee**
                  $ 2,200,000                                                    $ 178

*Calculated solely for the purpose of determining the filing fee, based upon the tender offer price of $22.00 per share for the eligible common stock as of April, 2003 multiplied by our estimate of the maximum number of shares to be purchased (100,000).

** Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing party:    Not applicable.

Form or Registration No.:    Not applicable.    Date Filed:      Not applicable.

This Amendment No. 1 to the Schedule 13e-3 amends and supplements the Schedule 13e-3 filed on April 3, 2003 with the Securities and Exchange Commission related to the offer by Chester Bancorp, Inc., a Delaware corporation, to purchase up to 500 of its shares of common stock, $0.01 par value from each of its shareholders at a price of $22.00 per share, upon the terms set forth in the Offer to Purchase dated April 11, 2003, as amended.

Item 5(a) of Schedule 13E-3 is hereby amended and restated as follows:

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         a) Not applicable.

Item 16 is hereby amended and restated by amending and restating exhibits
(a)(1)(i) and (a)(1)(ii).

ITEM 16.  EXHIBITS.

EXHIBIT NO.                DESCRIPTION
(a)(1)(i)                  Offer to Purchase.
(a)(1)(ii)                 Letter of Transmittal.
(a)(1)(iii)                Notice of Guaranteed Delivery.*
(a)(1)(iv)                 Letter to shareholders from Michael W. Welge, Chairman, President and Chief Financial
                           Officer, dated April 11, 2003.*
(a)(5)(i)                  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(ii)                 Press Release dated April 11, 2003.*

*previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2003                        CHESTER BANCORP, INC.

                                              By:    /s/ Michael W. Welge
                                                  ------------------------------
                                                  Name:  Michael W. Welge
                                                  Title: President and Chief
                                                         Financial Officer

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